

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2010

R. Douglas Barton
President, CEO, Chairman, Treasurer
Discount Dental Materials, Inc.
4211 W. Magnolia Blvd.
Burbank, CA 91505

> **Re:** **Discount Dental Materials, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2010**
> **File No. 333-166508**

Dear Mr. Barton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee, page 2

1.   We note the disclosure in footnote one that the sale price of the shares will be based upon market prices "once the securities are quoted on the OTC Bulletin Board." Please explain or revise this statement as you are not eligible to conduct an "at the market" offering. Also, this statement and the reference to selling shareholder are inconsistent with disclosure in the prospectus. Please revise accordingly.

Cover Page, page 3

2.   Please disclose the maximum extended offering period and clarify, if true, that

subscription funds will be promptly returned to subscribers if the minimum amount is not sold in the extended offering period. You now address only the initial offering period.

3.   We note the reference to "sales agent" in the second to last paragraph on page 26. With a view to disclosure, advise us of any underwriter arrangement you have with R. Douglas Barton or anyone else.

Prospectus Summary, page 4

4.   Please expand to clarify "disposable dental supply products." In this regard, it is unclear if the dental drills identified on page 20 are meant to be disposable.

Use of Proceeds, page 12

5.   We note that you will use the proceeds from this offering for "accounting fees, legal and professional fees and general working capital." Please revise to indicate the amounts for each intended use, and provide more specificity with respect to funds for general working capital. In this regard, please disclose the negative net offering proceeds and clarify how you would have funds for general working capital if the offering expenses exceed proceeds.

6.   Also, please revise the summary disclosure as appropriate. Also, we note that the maximum offering proceeds of $12,000 is significantly less than the offerings expenses as disclosed on page II-1. Please revise to disclose the amounts and sources of any other funds necessary to accomplish the stated use of proceeds, or advise. Refer to Regulation S-K Item 504 Instruction 3. In this regard, we note that the agreement filed as Exhibit 10.1 appears to provide a loan from your president to cover the offering expenses and fees.

Dilution, page 13

7.   Please revise your dilution presentation to start with historical net tangible book value, as of the latest balance sheet date, and separately show us how you calculated (i) net tangible book value, (ii) net tangible book value per share before the offering, (iii) net tangible book value per share after the offering, (iv) increase in net tangible book value per share attributable to new investors and (v) dilution per share to new investors. Based on the amounts presented in your financial statements and the terms of the offering we could not determine how these amounts were calculated.

Market for Securities, page 15

8.   Please revise to briefly clarify what makes an issuer eligible with the Depository Trust Company, and therefore permitted to trade its shares electronically.

Management's Discussion and Analysis or Plan of Operation, page 16

Operations, page 16

9. We note that your auditors included an explanatory paragraph in their report emphasizing uncertainty of your ability to continue as a going concern. Please discuss the conditions that gave rise to the going concern matter and management's plans to address the going concern matter.

10. We note that you intend to have your website online and complete by 2010. Please discuss the amount of costs incurred to date for development of the website, provide an estimate of the costs to complete the development of your site, and describe the ongoing maintenance expenses for your website. In addition, describe when your website was launched as it appears that the website lists products for sale as of the date of this letter.

Other, page 17

11. We note that you have a corporate policy to not incur any cash obligations that you cannot satisfy with known resources, but it appears you reference a cash obligation that you cannot satisfy with known resources. Please tell us if you are in violation of your corporate policy and, if so, describe the repercussions of violating the policy.

Recently Issued Accounting Pronouncements, page 17

12. It appears you intend to provide an auditor attestation report on internal control over financial reporting in your Form 10-K as of November 30, 2011. Please tell us why you do not believe the auditor attestation report would not be due in your Form 10-K as of November 30, 2010.

Business, page 20

13. Provide the information required by Item 101(h)(4) of Regulation S-K, including the distribution methods and whether you need government approvals to sell the products you intend to sell. In this regard, it is unclear from whom you intend to purchase the products or whether you intend to order products from manufacturers.

14. Additionally, it is unclear if you intend to use Valley Dental Supply, Inc., or another affiliated entity to source products or distribution. Please revise to clarify.

15. Also, please revise to address the nature of the "discount" dental product market and how you intend to offer products at a discount to those offered by larger competitors.

Employees, page 21

16. Quantify "15% of his time" when referring to R. Douglas Barton's time devotion to DDM, to be consistent with the hours per week reference to James Barton.

Property, page 21

17. Clarify what functions the executive office location will serve, and distinguish, as necessary, from the "facility" referenced in the last paragraph on page 20. Clarify if you will lease, own or use facilities under other arrangements.

Directors, Executive Officers, Promoters and Control Persons, page 23

18. Please revise to address Item 402(r) of Regulation S-K. It is unclear from the second paragraph on page 23 if directors have been compensated.

Certain Relationships, page 24

19. Please revise to identify the entity that loaned $14,029.

Description of Capital Stock, page 26

20. Expand to briefly clarify the provisions of the Nevada Revised Statutes that "create rights that may be deemed material to DDM's shareholders" or, if true, indicate that you have summarized those provisions in this section.

Section 15(g) of the Exchange Act, page 29

21. If you believe a section or rule under the securities laws is material, please summarize how it will impact your offering, rather than reciting the rule or stating the requirements of each section of the law or rule. Please revise, here and where appropriate.

Report of Independent Registered Public Accounting Firm, page F-2

22. We note in the second paragraph of the report refers to "auditing standard generally accepted in the United States of America." Please amend your filing to include a report of Li & Company, PC which references the standards of the Public Company Accounting Oversight Board (United States). Refer to paragraph 3 of PCAOB Auditing Standard No. 1.

Financial Statements, page F-1

23. We note from your website: "Discount Dental Materials draws on the founders' experience of over 30 years in the dental supply business. Over twenty-two of those years have been as an owner of a well known dental supply company in Burbank, California." Please describe your relationship with the Burbank dental supply company and provide us with your analysis addressing whether the Burbank dental supply company represents a predecessor for which financial statement information should be provided pursuant to Rule 8-01 of Regulation S-X.

Note 1 – Organization, page F-7

24.   We note that DDM was incorporated on December 17, 2007 according its Articles of Incorporation. Please revise DDM's incorporation date on page F-7 to reflect December 17, 2007.

Note 2 – Summary of Significant Accounting Policies, page F-7

25.   We note on page 20 that you sell products on the Internet. Please provide your accounting policy with respect to website development costs.

Exhibits

26.   Please file an execution copy of the Gary B. Wolff, P.C. – Escrow Account escrow agreement as an exhibit.

Exhibit 10.2

27.   Exhibit 10.2, Agreement with Company President regarding Potential Conflict of Interest, appears to be blank. Please file the agreement in its entirety or advise.

Exhibit 23

28.   Please provide a currently dated consent from your independent accountant in your amended filing.

Exhibit 99.1

29.   The subscription agreement filed as Exhibit 99.1 refers to an exempt offering. It is unclear how this language fits in with the filing, which would register the offer and sale of securities under the 1933 Act. Please revise or advise.

Item 11(i)

30.   We note that you do not provide disclosure regarding your change of public accounting company on September 25, 2009, as required by Item 304 of Regulation S-K. Revise in order to include this required disclosure.

Form 10-K for the Fiscal Year Ended November 30, 2009

31.   Please amend your filing to include an audit opinion that references the standards of the Public Company Accounting Oversight Board (United States).

Item 9A. Controls and Procedures, page 17

Management's Annual Report on Internal Control over Financial Reporting, page 17

32.   Please disclose a statement in your amendment in substantially the following form: "This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public

accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies." Refer to Item 308T(b)(1) of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 17

33.   We note that you did not conclude whether your disclosure controls and procedures (DC&P) were effective in ensuring that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive officer and principal financial officer, as appropriate to allow timely decision regarding required disclosure. Please revise your conclusion to either (1) conclude under each component of the definition of DC&P as defined in Exchange Act Rule 13a-15(e) or Rule 15d-15(e), or (2) simply conclude that your DC&P were effective. Refer to Item 307 of Regulation S-K.

34.   We also note that you reference Exchange Act Rules 13a-14(c) and 15d-14(c) in your definition of DC&P. Please revise the disclosure to correctly reference Rules 13a-15(e) and 15d-15(e).

Exhibit 31.1

35.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(b)(31)(ii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter ended February 28, 2010

Exhibit 31.1

36.   It appears you are using an outdated Section 302 certification that does not comply with the language required by Item 601(b)(31)(i) of Regulation S-K. In future filings, please amend your filing to include a revised Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary B. Wolff
        Fax: (212) 644-6498